Exhibit 99.1

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE

HELD ON August 5, 2024

To the shareholders of Beamr Imaging Ltd.:

Notice is hereby given that an Annual General Meeting (the “Meeting”) of the shareholders of Beamr Imaging Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross Law Offices, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel on Monday, August 5, 2024 at 15:00 p.m. (Israel Time).

The agenda of the Meeting will be as follows:

1.	To approve certain amendments to the Company’s Amended and Restated Articles of Association relating to the appointment of directors of the Company, including to classify the Board of Directors (the “Board of Directors”) (other than the external directors) into three classes with staggered three-year terms.

2.	To approve the re-election of Sharon Carmel, Tal Barnoach and Lluis Pedragosa to the Board of Directors of the Company, each until the next annual general meeting of shareholders, or each to serve for staggered terms ending in accordance with his class, if Proposal 1 is approved (a separate vote for each director will be taken).

3.	To approve amendments to the terms of employment for Sharon Carmel, the Company’s Chief Executive Officer and Chairman of the Board of Directors.

4.	To ratify the approval of an amendment to the Company’s compensation policy as proposed within the Board of Directors resolution dated as of November 21, 2023 with respect to the adoption of a new clawback policy, so that when so adopted such clawback policy will be attached as an exhibit to the Company’s compensation policy and form an integral part thereof, intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market, LLC (“Nasdaq”) and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of the Nasdaq listing rule.

5.	To approve the re-appointment of Fahn Kanne & Co. Grant Thornton Israel (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2024, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

6.	To review and discuss our financial statements for the year ended December 31, 2023, and to transact such other business as may properly come before the meeting.

Only shareholders at the close of business on July 5, 2024 shall be entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors

/s/ Sharon Carmel
Sharon Carmel, Chief Executive Officer and Chairman of the Board of Directors
June 28, 2024

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE

HELD ON August 5, 2024

This proxy statement (this “Proxy Statement”) is furnished to the holders the ordinary shares, par value NIS 0.05 per share (the “Ordinary Shares”), of Beamr Imaging Ltd. (the “Company”) in connection with Annual General Meeting of Shareholders (the “Meeting”), to be held on Monday, August 5, 2024 at 15:00 p.m. Israel time at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross Law Offices, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “Beamr”, “we”, “us”, “our” and the “Company” to refer to Beamr Imaging Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the annual meeting will be as follows:

1.	To approve certain amendments to the Company’s Amended and Restated Articles of Association (the “Articles of Association)”) relating to the appointment of directors of the Company, including to classify the Board of Directors (the “Board of Directors”) (other than the external directors) into three classes with staggered three-year terms.

2.	To approve the re-election of Sharon Carmel to the Board of Directors, for a term expiring at our next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 1 is approved.

3.	To approve the re-election of Tal Barnoach to the Board of Directors, for a term expiring at our next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 1 is approved.

4.	To approve the re-election of Lluis Pedragosa to the Board of Directors, for a term expiring at our next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 1 is approved.

5.	To approve amendments to the terms of employment for Sharon Carmel, the Company’s Chief Executive Officer and Chairman of the Board of Directors.

6.	To ratify the approval of an amendment to the Company’s compensation policy as proposed within the Board of Directors resolution dated as of November 21, 2023 with respect to the adoption of a new clawback policy, so that when so adopted such clawback policy will be attached as an exhibit to the Company’s compensation policy and form an integral part thereof, intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market (“Nasdaq”) and the Israeli Companies Law 5759-1999, as amended (the “Israeli Companies Law”), to take effect upon the effective date of the Nasdaq listing rule.

7.	To approve the re-appointment of Fahn Kanne & Co. Grant Thornton Israel (the “Auditors”), as the Company’s independent registered public accounting firm for the year ending December 31, 2024, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

8.	To review and discuss our financial statements for the year ended December 31, 2023, and to transact such other business as may properly come before the meeting.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Who Can Vote

Only the holders of record of Ordinary Shares of the Company as at the close of business on July 5, 2024, (the “Record Date”) shall be entitled to receive notice of and attend the Meeting and any adjournment thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on July 5, 2024, or which appeared in the participant listing of a securities depository on that date.

Quorum

A quorum shall be the presence of at least two (2) shareholders who hold at least twenty five percent (25%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If a quorum is not present at the adjourned meeting within half hour from the time designated for its start, the meeting shall take place with any number of participants. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.   This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Required for Approval of the Proposals

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. As of the close of business on June 28, 2024, 15,511,414 Ordinary Shares were issued and outstanding.

Proposals 1, 2, 3, 4 and 7 to be presented at the annual meeting require the affirmative vote of holders of at least a majority of the voting power represented and voting on such proposal in person or by proxy on the matter presented for passage.

The approval of Proposals 5 and 6 are subject to the affirmative vote of the holders of a majority of the voting power represented and voting on such proposal in person or by proxy. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against the proposal must not represent more than 2% of the outstanding ordinary shares.

Under the Israeli Companies Law, in general, you will be deemed to be a controlling shareholder if you have the power to direct our activities, otherwise than by reason of being a director or other office holder of ours, if you hold 50% or more of the voting rights in our Company or have the right to appoint the majority of the directors of the Company or its chief executive officer, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Beamr, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

In the proxy card and voting instruction card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to the proposal. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to the proposal, their vote with respect to the proposal will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. This will be true even for a routine matter, such as Proposal 9 (the approval of the re-appointment of our independent registered public accounting firm and authorization of our audit committee to fix such accounting firm’s compensation), as your broker will not be permitted to vote your shares in their discretion on any proposal at the meeting. For all proposals, a broker may only vote in accordance with instructions from a beneficial owner of shares.

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on August 2, 2024, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of VStock Transfer, LLC (“VStock”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of Meeting and the proxy card will be mailed to you by VStock. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person, subject to our right to convert to a virtual only meeting format. If you own Ordinary Shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a streets shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the Meeting in person, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card and subject to our right to convert to a virtual only meeting format.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Chief Financial Officer at danny@beamr.com or Beamr Imaging Ltd., 10 HaManofim Street, Herzeliya, 4672561, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting. If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on August 2, 2024.

Position Statement

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Israeli Companies Law, 1999, you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross Law Offices (Attention: Ronen Kantor, Adv) located at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the Meeting (i.e. July 26, 2024). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. July 31, 2024).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.   We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the SEC concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Annual Meeting and this Proxy Statement are available at the “SEC Filings” portion of our website, https://www.investors.beamr.com/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1:

APPROVAL OF AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

Background

Our Board of Directors has approved, and recommended that the shareholders approve, an amendment to the provisions in the Company’s Articles of Association relating to the appointment of directors, including to establish a classified Board of Directors consisting of three classes of directors (other than the external directors) with staggered three-year terms of office (the “Classified Board”).  The description of the proposed amendments to the Company’s Articles of Association, including the proposed Classified Board, set forth below is qualified in its entirety by reference to the text of the amendment to Part Seven, Article 30 of the Company’s Articles of Association as set forth on Exhibit A attached hereto (the “Articles Amendment”).

Our Articles of Association currently provide that all of the Company’s directors (other than external directors) are to be elected annually to serve until their successors have been elected and qualified.  However, if the Articles Amendment is approved and the Classified Board structure becomes effective, our Board of Directors (other than external directors) would be classified into three classes, as nearly equal in number as possible, with each class having a three-year term expiring in a different year. However, for the initial terms immediately following the division of the Board of Directors into three classes, directors would be assigned terms of one, two or three years, as described below.

If this Proposal 1 is approved, our Board of Directors has initially designated the three classes to initially contain the following directors, if elected at the Meeting:

Class I Director (Term to Expire at the 2025 Annual General Meeting)

Sharon Carmel

Class II Director (Term to Expire at the 2026 Annual General Meeting)

Tal Barnoach

Class III Director (Term to Expire at the 2027 Annual General Meeting)

Lluis Pedragosa

If this Proposal 1 is approved at the Meeting and the Classified Board structure becomes effective, at each successive annual general meeting of shareholders following the Meeting, the class of directors to be elected in such year would be elected for a three-year term so that the term of office of one class of directors expires in each year.  If this Proposal 1 is not approved at the Meeting, then each director (other than external directors) will continue to be elected annually, at our annual general meeting of shareholders.

The Classified Board structure also provides that a director (other than an external director) elected by the Board of Directors to fill a vacancy holds office until the next election of the class for which such director has been chosen, and until that director’s successor has been elected and qualified or until his or her earlier death, resignation, retirement or removal. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

To preserve the Classified Board structure and other provisions in Part Seven, Article 30 of our Articles of Association relating the appointment of directors, if approved at the Meeting, the proposed Articles Amendment provides that any amendment to the provisions of Part Seven, Article 30 of our Articles of Association relating to the Classified Board and certain other provisions of Part Seven, Article 30 relating to the appointment of directors, as set forth in the Articles Amendment, shall require the approval of at least 65% of the Ordinary Shares represented at a shareholder meeting, in person or by proxy, voting on the matter, which we refer to as the “Special Majority Amendment Provision.” Under the Companies Law, in order to include the Special Majority Amendment Provision in our Articles of Association, such provision must be approved by the shareholders by the same special majority.  Accordingly, if this Proposal 1 is approved by our shareholders at the Meeting (by an ordinary majority) but does not receive the affirmative vote of the holders of at least 65% of the Ordinary Shares represented at the Meeting, in person or by proxy, voting on the proposal, the Articles Amendment shall be approved without the Special Majority Amendment Provision.

Further, our Articles of Association currently provide that directors shall be elected at an annual meeting and/or an extraordinary meeting and we are proposing to amend Part Seven, Article 30 of our Articles of Association to provide that directors shall be elected only at an annual meeting, as set forth on Exhibit A attached hereto.

Advantages of Proposed Amendments to Articles of Association

Our Board of Directors believes that the proposed amendments to the Articles of Association will help to assure the continuity and stability of our long-term policies in the future and to reduce our vulnerability to hostile and potentially abusive takeover tactics that could be adverse to the best interests of the Company’s shareholders.  A longer term in office would allow our directors to stay focused on long-term value creation, without undue pressure that may come from special interest groups intent on pursuing their own agenda at the expense of the interests of the Company and its other shareholders.  Further, it would enable us to benefit more effectively from directors’ experience, knowledge of the Company and wisdom, while helping us attract and retain highly qualified individuals willing to commit the time and dedication necessary to understand the Company and its operations. The Classified Board would not preclude unsolicited acquisition proposals but, by eliminating the threat of imminent removal, would put our Board of Directors in a position to act to maximize value for all shareholders. Unless a director is removed or resigns, three annual elections are needed to replace all the directors on the classified Board of Directors. The proposed amendments to the Articles of Association may, therefore, discourage an individual or entity from acquiring a significant position in the Company’s shares with the intention of obtaining immediate control of the Board of Directors, without the cooperation of our Board of Directors.  If this Proposal 1 is approved at the Meeting, these provisions will be applicable to each annual election of directors (other than external directors), including the elections following any change of control of the Company.

Disadvantages of Proposed Amendments to Articles of Association

While the proposed amendments to the Articles of Association may have the beneficial effects discussed immediately above, it may also discourage some takeover bids, including some that would otherwise allow shareholders the opportunity to realize a premium over the market price of their shares or that a majority of our shareholders otherwise believes may be in their best interests to accept or where the reason for the desired change is inadequate performance of our directors or management.  Because of the additional time required to change control of our Board of Directors, the proposed amendments to the Articles of Association may make it more difficult and more expensive for a potential acquirer to gain control of our Board of Directors and the Company, even if the takeover bidder were to acquire a majority of our outstanding shares.  Currently, a change in control of our Board of Directors can be made by shareholders holding a majority of the votes cast at a single annual or extraordinary meeting of shareholders where there is a contested director election.  If the proposed amendments to the Articles of Association are amended, it will take at least two annual general meetings of shareholders following the annual meeting at which the Classified Board structure becomes effective for a potential acquirer to effect a change in control of our Board of Directors or to take action to remove other impediments to its acquisition of our Company, even if the potential acquirer were to acquire a majority of our outstanding Ordinary Shares.

Further, the proposed Articles Amendments will make it more difficult for shareholders to change the majority composition of the Board of Directors, even if the shareholders believe such a change would be beneficial. Because the proposed amendments to the Articles of Association will make the removal or replacement of directors more difficult, it would increase the directors’ security in their positions, and could be viewed as tending to perpetuate incumbent management.

However, our Board of Directors believes that forcing potential bidders to negotiate with our Board of Directors for a change of control transaction will allow our Board of Directors to better maximize shareholders value in any change of control transaction. The Board of Directors is not presently aware of any attempt, or contemplated attempt, to acquire control of the Company.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve certain amendments to the Company’s Articles of Association relating to the appointment of directors of the Company, including to classify the Board of Directors into three classes with staggered three-year terms, as set forth on Exhibit A.”

Required Vote

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the proposal to amend our Articles of Association, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the proposal to amend our Articles of Association. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Beamr, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSALS 2-4:

RE-ELECTION OF DIRECTORS

Background

At the Meeting, three directors are proposed to be re-elected. Each of the re-elected directors will hold office until the next annual general meeting of shareholders, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. However, if Proposal 1 is approved at the Meeting and our shareholders approve an amendment to the Company’s Articles of Association to classify the Board of Directors, then the non-external director nominees, subject to their individual election at the Meeting, will be separated into three different classes and elections for each class will be staggered across a three-year period.  For more information, please see Proposal 1 above. If no directors are appointed at the Meeting, the current directors shall continue to hold office. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Sharon Carmel, Tal Barnoach and Lluis Pedragosa has indicated to the Company his availability for re-election and has declared that: (i) he has the required qualifications and ability to devote the time required for its service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Israeli Companies Law do not apply to such nominee, all pursuant to section 224B of the Israeli Companies Law. Such declarations can be found in the Company’s offices.

The three proposed nominees to serve as directors together with the two external directors will constitute the Board of Directors.

The nominees to serve on the Company’s Board of Directors are presented below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Sharon Carmel, 53, serves as our Chief Executive Officer and as the Chairman of the board of directors since he founded our company in October 2009. Prior to founding Beamr, Mr. Carmel is a serial entrepreneur with a proven track record in the software space. Prior to founding Beamr, in August 2002, Mr. Carmel co-founded, BeInSync, which developed P2P synchronization and online backup technologies. Prior to that, in January 1994, Mr. Carmel co-founded Emblaze (LON: BLZ), a software company, which developed the Internet’s first vector-based graphics player. Mr. Carmel received his training in computer science and software development during his mandatory military service in the IDF.

Tal Barnoach, 60, serves as a board member in our company since January 2014. Mr. Barnoach is a general partner at Disruptive VC, a venture capital fund since July 2014 Disruptive Opportunity Fund since 2018 and Disruptive AI since 2020. Besides his role as a general partner in Disruptive and serving as a board member of Beamr, Mr. Barnoach serves as a board member in several other technological companies like Idomoo, Anodot, Tailor Brands, Bit, Lumen, Deep, Replix, Qwilt, Minta and more. Over the last 20 years, Mr. Barnoach has founded and led companies such as S.E.A. Multimedia (which went public in 1996), Orca Interactive (acquired by France Telecom in 2008), BeInsync (acquired by Phoenix Technologies in 2008) and Dotomi (acquired by ValueClick in 2011). Mr. Barnoach holds a B.A. degree in economics from Tel Aviv University.

Liuis Pedragosa, 44, serves as a board member in our company since August 2016, and was appointed by our shareholder, Marker LLC. Since May 2018, Mr. Pedragosa is a managing partner and the Chief Financial Officer of Team8, a cybersecurity and fintech company creation platform and a venture capital fund. Prior to that, between December 2012 and April 2018, Mr. Pedragosa was a partner and founding team member at Marker LLC, a venture capital firm with over $400 million under management. Besides his role in Team8 and serving as a board member of Beamr, Mr. Pedragosa serves as a board member in Screenz, and as a board observer in Overwolf Ltd. Mr. Pedragosa holds a Master’s degree in Business Administration from The Wharton School of the University of Pennsylvania, a Master’s degree in International Studies from the University of Pennsylvania, and a Bachelor’s of science in Business Administration from ESADE Business School.

Board Diversity Matrix

The table below provides certain information regarding the diversity of our Board of Directors as of the date of this Proxy Statement.

Board Diversity Matrix (As of June 28, 2024)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Our Board Diversity Matrix as of March 1, 2024 and April 15, 2023 can be found in our annual reports on Form 20-F for the fiscal years ended December 31, 2023 and December 31, 2022, respectively, filed with the SEC on March 4, 2024 and April 24, 2023, respectively.

Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, that the re-election of Sharon Carmel to the Company’s Board of Directors, to serve until our next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 1 is approved, as presented to the shareholders, be and the same hereby is, approved.”

“RESOLVED, that the re-election of Tal Barnoach to the Company’s Board of Directors, to serve until our next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 1 is approved, as presented to the shareholders, be and the same hereby is, approved.”

“RESOLVED, that the re-election of Lluis Pedragosa to the Company’s Board of Directors, to serve until our next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 1 is approved, as presented to the shareholders, be and the same hereby is, approved.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

Board Recommendation

The Board of Directors recommends a vote “FOR” the re-election of the foregoing director nominees.

PROPOSAL 5:

COMPENSATION ADJUSTMENT TO THE CEO OF THE COMPANY

Background

Our Compensation Committee and Board of Directors approved a certain adjustment of the compensation terms and conditions of Sharon Carmel, the Company’s Chief Executive Officer and Chairman of the Board of Directors (the “Officer”), so that the salary of the Officer shall be increased by NIS 20,000 (44.4% from the salary for the month of May 2024 (the “Officer’s Compensation Adjustment”).

The Board of Directors approved to bring the approval of the Officer’s Compensation Adjustment for Sharon Carmel, the Company’s Chief Executive Officer and Chairman of the Board of Directors, to the shareholders of the Company.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Officer’s Compensation Adjustment for Sharon Carmel, the Company’s Chief Executive Officer and Chairman of the Board of Directors.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Officer’s Compensation Adjustment to our CEO, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the Officer’s Compensation Adjustment to the CEO. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Beamr, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 6:

RATIFICATION OF THE ADOPTION OF AN AMENDMENT TO THE COMPANY’S COMPENSATION POLICY WITH RESPECT TO THE ADOPTION OF A NEW CLAWBACK POLICY INTENDED TO COMPLY WITH THE CLAWBACK-RELATED LISTING STANDARDS PROPOSED BY NASDAQ AND THE Israeli COMPANIES LAW, TO TAKE EFFECT UPON THE EFFECTIVE DATE OF THE NASDAQ LISTING RULE

Background

Under the Israeli Companies Law, a public company is required to adopt a compensation policy, which must comply with the terms of the Israeli Companies Law and set forth the terms of service and employment of the Company’s directors and officers, including, specifically, any compensation recovery provisions in the event of accounting restatements, and must stipulate the terms of such provisions. The Company’s current compensation policy, as adopted by the Company’s shareholders, following review by, and approval of our Board of Directors, and currently includes certain compensation recovery provisions.

Following its adoption, the new Rule 10D-1 of the Securities Exchange Act of 1934, as amended, by the SEC as required by the U.S. Congress in the Dodd-Frank Wall Street Reform and Consumer Protection Act, directed U.S. stock exchanges, including the Nasdaq, to adopt listing standards requiring all listed companies, including foreign private issuers, such as the Company, to adopt and comply with a written clawback policy, to disclose the policy and to file the policy as an exhibit to its annual report, as well as to include other disclosures in the event a clawback is triggered under the policy by December 1, 2023 (the “Effective Date”). Accordingly, it is proposed to ratify that certain amendment the Company’s Board of Directors on November 21, 2023 in a manner that would also address the adoption of a clawback policy as contemplated pursuant to Rule 10D-1 of the Exchange Act and in accordance with the specific Nasdaq listing rules once adopted, whereby the specific clawback policy will be attached as an exhibit to the Company’s compensation policy and form an integral part thereof, and, subject to its approval, will take effect upon the Effective Date

The form of the clawback policy to be added to the Company’s compensation policy is attached hereto as Exhibit B and is intended to comply with the specific Nasdaq listing rules once adopted.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the extraordinary meeting:

“RESOLVED, to ratify an amendment to the Company’s compensation policy as proposed within the the Board of Directors resolution dated as of November 21, 2023 with respect to the adoption of a new clawback policy, intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market, LLC and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of Nasdaq Stock Market, LLC listing rule.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the amendment of our compensation policy with respect to the adoption of new clawback policy, intended to comply with the clawback-related listing standards proposed by the Nasdaq and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of the Nasdaq listing rule. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the adoption of the proposal, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the amendment of our compensation policy with respect to the adoption of new clawback policy, intended to comply with the clawback-related listing standards proposed by the Nasdaq and the Israeli Companies Law 5759-1999, as amended, to take effect upon the effective date of the Nasdaq listing rule. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Beamr, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution

PROPOSAL 7:

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND

AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THEIR COMPENSATION

Background

It is proposed to approve the re-appointment of Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditors  for the fiscal year ending December 31, 2024, and to authorize the Company’s Board of Directors, upon the recommendation of the Audit Committee, to determine the Auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

The following table provides information regarding fees paid by us to Fahn Kanne & Co. Grant Thornton Israel, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2023 and 2022:

	2023	2022
(USD)
Audit fees (1)	126,395	35,096
Tax fees(2)	1,275	-
All other fees	0	0
Total	127,670	35,096

(1)	The audit fees for the years ended December 31, 2023 and 2022 includes professional services rendered in connection with the audit of our annual consolidated financial statements and the review of our consolidated interim financial statements, our statutory tax audits and assistance with review of documents filed with the SEC.

(2)	Tax fees include professional services rendered in substance related to receive a certificate from the Israeli tax authority for an exemption or a reduction of withholding tax at the source regarding transfer of funds.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the reappointment of Fahn Kanne & Co. Grant Thornton Israel, as the Company’s independent auditors for the fiscal year ending December 31, 2024, be, and the same hereby is, approved, and that the Company’s Board of Directors be, and the same hereby is, authorized, subject to the approval of the Audit Committee, to determine their fees, as presented to the shareholders, be and the same hereby are, approved.”

Required Vote

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

Our Board of Directors has approved, and is presenting to the shareholders for review and discussion at the Meeting, our audited financial statements for the year ended December 31, 2023. This item will not involve a shareholder vote.

Our audited financial statements for the year ended December 31, 2023, which form part of our annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 4, 2024, are available for viewing via the SEC’s website at www.sec.gov as well as under the SEC Filings section of our website at https://www.investors.beamr.com/. Shareholders may receive a hard copy of the annual report on Form 20-F containing the audited financial statements free of charge upon request. None of the audited financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this proxy statement, management knows of no business to be transacted at the annual meeting, but, if any other matters are properly presented at the annual meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Sharon Carmel
Sharon Carmel, Chief Executive Officer and Chairman of the Board of Directors
June 28, 2024

Exhibit A

[Amendment to Beamr Imaging Ltd. Amended and Restated Articles of Association]

Part Seven: The Board of Directors

30.	Members of the Board

(a)	The number of directors in the Company, shall be determined from time to time by a resolution of the annual general meeting, provided that the number of directors (including outside directors) shall not be less than five (5) directors and no more than ten (10) directors.

(b)	The Directors, other than outside directors (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), and until their maximum number as set forth in subsection (a) above, shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III.

(i) The term of office of the initial Class I directors shall expire at the first Annual General Meeting to be held in 2025 and when their successors are elected and qualified for a three (3) year period,

(ii) The term of office of the initial Class II directors shall expire at the first Annual General Meeting at least one year following the Annual General Meeting referred to in clause (ii) above and when their successors are elected and qualified for a three (3) year period, and

(iii) The term of office of the initial Class III directors shall expire at the first Annual General Meeting at least one year following the Annual General Meeting referred to in clause (iii) above and when their successors are elected and qualified for a three (3) year period.

Notwithstanding anything to the contrary herein, this Article 30(b) may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of 65% of the voting power represented at the General Meeting in person or by proxy and voting thereon.

(c)	In addition to the outside director with accounting and financial expertise, directors with accounting and financial expertise in such number as determined by the Board of Directors of the Company from time to time.

(d)	The office of a director shall begin from the date of his appointment or a later date if the resolution of his appointment establishes such.

(e)	The Board of Directors is entitled at any time and from time to time to appoint any person as a director, provided that the number of directors does not exceed at any time the maximum number as specified above. A director who is so appointed, shall serve insofar as his office is not vacated in accordance with the provisions of article 35 herein.

(f)	The Company will maintain in the office a register of directors and their alternates, if they have alternates pursuant to the provisions of article 34 herein, which will be open for inspection by any person.

(g)	Subject to the provisions of relevant law, all the activities and resolutions of the Board, a committee of the Board or a director who is acting by virtue of his office, as well as any act that is taken according to their instructions, shall be valid, even if it is discovered afterwards that there was a defect in the appointment of a director/directors or if all or one of them were unfit from serving as directors, as if each of them was appointed lawfully and as if they all had the necessary qualifications to be a member of the Board or committee.

Ex A-1

Exhibit B

Beamr Imaging Ltd.

Executive Officer Clawback Policy

Approved by the Compensation Committee of the Board of Directors on November 21, 2023 (the “Adoption Date”)

I.	Purpose

This Executive Officer Clawback Policy describes the circumstances under which Covered Persons of Beamr Imaging Ltd. and any of its direct or indirect subsidiaries (the “Company”) will be required to repay or return Erroneously-Awarded Compensation to the Company.

This Policy and any terms used in this Policy shall be construed in accordance with any SEC regulations promulgated to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including without limitation Rule 10D-1 promulgated under the Securities Exchange Act of 1934, as amended, and the rules adopted by Nasdaq, as well as the provisions of the Israeli Companies Law of 1999 (the “Companies Law”).

Each Covered Person of the Company shall sign an Acknowledgement and Agreement to the Clawback Policy in the form attached hereto as Exhibit A as a condition to his or her participation in any of the Company’s incentive-based compensation programs; provided that this Policy shall apply to each Covered Person irrespective of whether such Covered Person shall have failed, for any reason, to have executed such Acknowledgement and Agreement.

II.	Definitions

For purposes of this Policy, the following capitalized terms shall have the respective meanings set forth below:

(a)	“Accounting Restatement” shall mean an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements (a “Big R” restatement), or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement). Notwithstanding the foregoing, none of the following changes to the Company’s financial statements represent error corrections and shall not be deemed an Accounting Restatement: (a) retrospective application of a change in accounting principle; (b) retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; (c) retrospective reclassification due to a discontinued operation; (d) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and (e) retrospective revision for share splits, reverse share splits, share dividends or other changes in capital structure.

(b)	“Board” shall mean the Board of Directors of the Company.

(c)	“Clawback-Eligible Incentive Compensation” shall mean, in connection with an Accounting Restatement, any Incentive-Based Compensation Received by a Covered Person (regardless of whether such Covered Person was serving at the time that Erroneously-Awarded Compensation is required to be repaid) (i) on or after the Nasdaq Effective Date, (ii) after beginning service as a Covered Person, (iii) while the Company has a class of securities listed on a national securities exchange or national securities association and (iv) during the Clawback Period.

(d)	“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

Ex B-1

(e)	“Committee” shall mean the Compensation Committee of the Board.

(f)	“Covered Person” shall mean any person who is, or was at any time, during the Clawback Period, an Executive Officer of the Company. For the avoidance of doubt, Covered Person may include a former Executive Officer that left the Company, retired or transitioned to an employee non-Executive Officer role (including after serving as an Executive Officer in an interim capacity) during the Clawback Period, and this Policy applies regardless of whether the Covered Person was at fault for an accounting error or other action that resulted in, or contributed to, the Accounting Restatement.

(g)	“Erroneously-Awarded Compensation” shall mean the amount of Clawback-Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts. This amount must be computed without regard to any taxes paid.

(h)	“Executive Officer” shall mean (i) the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, (ii) any other person (including an officer of the Company’s parent(s) or subsidiaries) who performs similar policy-making functions for the Company, or (iii) an “Officer” within the meaning set forth in the Companies Law.. For the sake of clarity, at a minimum, all persons who would be executive officers pursuant to Rule 401(b) under Regulation S-K shall be deemed “Executive Officers”.

(i)	“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures, including, without limitation, measures that are “non-GAAP financial measures” for purposes of Exchange Act Regulation G and Item 10(e) of Regulation S-K, as well other measures, metrics and ratios that are not non- GAAP measures. For purposes of this Policy, Financial Reporting Measures shall include stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return). A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a Company filing with the SEC.

(j)	“Incentive-Based Compensation” shall have the meaning set forth in Section III below.

Ex B-2

(k)	“Nasdaq” shall mean The Nasdaq Stock Market.

(l)	“Nasdaq Effective Date” shall mean October 2, 2023.

(m)	“Policy” shall mean this Executive Officer Clawback Policy, as the same may be amended and/or restated from time to time.

(n)	“Received” shall mean Incentive-Based Compensation received, or deemed to be received, in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation is attained, even if the payment or grant occurs after the fiscal period.

(o)	“Repayment Agreement” shall have the meaning set forth in Section V below.

(p)	“Restatement Date” shall mean the earlier of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

(q)	“SARs” shall mean stock appreciation rights.

(r)	“SEC” shall mean the U.S. Securities and Exchange Commission.

III.	Incentive-Based Compensation

“Incentive-Based Compensation” shall mean any compensation that is granted, earned or vested wholly or in part upon the attainment of a Financial Reporting Measure.

For purposes of this Policy, specific examples of Incentive-Based Compensation include, but are not limited to:

●	Non-equity incentive plan awards that are earned based, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

●	Bonuses paid from a “bonus pool,” the size of which is determined, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

●	Other cash awards based on satisfaction of a Financial Reporting Measure performance goal;

●	Restricted stock, restricted stock units, performance share units, stock options and SARs that are granted or become vested, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal; and

●	Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal.

Ex B-3

For purposes of this Policy, Incentive-Based Compensation excludes:

●	Any base salaries (except with respect to any salary increases earned, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal);

●	Bonuses paid solely at the discretion of the Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal;

●	Bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period;

●	Non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and

●	Equity awards that vest solely based on the passage of time and/or satisfaction of one or more non-Financial Reporting Measures.

IV.	Determination and Calculation of Erroneously-Awarded Compensation

In the event of an Accounting Restatement, the Committee shall promptly determine the amount of any Erroneously-Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall promptly thereafter provide each Executive Officer with a written notice containing the amount of Erroneously-Awarded Compensation and a demand for repayment, forfeiture or return thereof, as applicable.

(a)	Cash Awards. With respect to cash awards, the Erroneously-Awarded Compensation is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was Received and the amount that should have been Received applying the restated Financial Reporting Measure.

(b)	Cash Awards Paid From Bonus Pools. With respect to cash awards paid from bonus pools, the Erroneously-Awarded Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure.

(c)	Equity Awards. With respect to equity awards, if the shares, options, SARs or other equity awards are still held at the time of recovery, the Erroneously-Awarded Compensation is the number of such securities Received in excess of the number that should have been received applying the restated Financial Reporting Measure (or the value in excess of that number). If the options, SARs or other equity awards have been exercised, vested, settled or otherwise converted into underlying shares, but the underlying shares have not been sold, the Erroneously-Awarded Compensation is the number of shares underlying the excess options or SARs (or the value thereof). If the underlying shares have already been sold, the Erroneously-Awarded Compensation is the higher of the value of the stock upon vesting, exercise or sale.

(d)	Compensation Based on Stock Price or Total Shareholder Return. For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return, where the amount of Erroneously-Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received (in which case, the Committee shall maintain documentation of such determination of that reasonable estimate and provide such documentation to Nasdaq in accordance with applicable listing standards).

Ex B-4

V.	Recovery of Erroneously-Awarded Compensation

Once the Committee has determined the amount of Erroneously-Awarded Compensation recoverable from the applicable Covered Person, the Committee shall take all necessary actions to recover the Erroneously-Awarded Compensation. Unless otherwise determined by the Committee, the Committee shall pursue the recovery of Erroneously-Awarded Compensation in accordance with the below:

(a)	Cash Awards. With respect to cash awards, the Committee shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee agrees to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

(b)	Unvested Equity Awards. With respect to those equity awards that have not yet vested, the Committee shall take all necessary action to cancel, or otherwise cause to be forfeited, the awards in the amount of the Erroneously-Awarded Compensation.

(c)	Vested Equity Awards. With respect to those equity awards that have vested and the underlying shares have not been sold, the Committee shall take all necessary action to cause the Covered Person to deliver and surrender the underlying shares in the amount of the Erroneously-Awarded Compensation.

In the event that the Covered Person has sold the underlying shares, the Committee shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee agrees to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

(d)	Repayment Agreement. “Repayment Agreement” shall mean an agreement (in a form reasonably acceptable to the Committee) with the Covered Person for the repayment of the Erroneously-Awarded Compensation as promptly as possible without unreasonable economic hardship to the Covered Person.

(e)	Effect of Non-Repayment. To the extent that a Covered Person fails to repay all Erroneously-Awarded Compensation to the Company when due (as determined in accordance with this Policy), the Company shall, or shall cause one or more other members of the Company to, take all actions reasonable and appropriate to recover such Erroneously-Awarded Compensation from the applicable Covered Person. Unless otherwise determined by the Committee in its discretion, the applicable Covered Person shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously-Awarded Compensation in accordance with the immediately preceding sentence.

Ex B-5

The Committee shall have broad discretion to determine the appropriate means of recovery of Erroneously-Awarded Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. However, in no event may the Company accept an amount that is less than the amount of Erroneously-Awarded Compensation in satisfaction of a Covered Person’s obligations hereunder.

VI.	Discretionary Recovery

Notwithstanding anything herein to the contrary, the Company shall not be required to take action to recover Erroneously-Awarded Compensation if any one of the following conditions are met and the Committee determines that recovery would be impracticable:

(i)	The direct expenses paid to a third party to assist in enforcing this Policy against a Covered Person would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously-Awarded Compensation, documented such attempts and provided such documentation to Nasdaq;

(ii)	Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously-Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq; or

(iii)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

VII.	Reporting and Disclosure Requirements

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by the applicable filings required to be made with the SEC.

VIII.	Effective Date

This Policy shall apply to any Incentive-Based Compensation Received on or after the Nasdaq Effective Date.

IX.	No Indemnification

The Company shall not indemnify any Covered Person against the loss of Erroneously-Awarded Compensation and shall not pay, or reimburse any Covered Persons for premiums, for any insurance policy to fund such Covered Person’s potential recovery obligations.

X.	Administration

The Committee has the sole discretion to administer this Policy and ensure compliance with Nasdaq Rules and any other applicable law, regulation, rule or interpretation of the SEC or Nasdaq promulgated or issued in connection therewith. Actions of the Committee pursuant to this Policy shall be taken by the vote of a majority of its members. The Committee shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Committee shall be final, binding and conclusive.

Ex B-6

XI.	Amendment; Termination

The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary, including as and when it determines that it is legally required by any federal securities laws, SEC rule, the Companies Law or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed. The Committee may terminate this Policy at any time. Notwithstanding anything in this Section XI to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule, the Companies Law or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed.

XII.	Other Recoupment Rights; No Additional Payments

The Committee intends that this Policy will be applied to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement or any other agreement entered into on or after the Adoption Date shall, as a condition to the grant of any benefit thereunder, require a Covered Person to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other rights under applicable law, regulation or rule or pursuant to any similar policy in any employment agreement, equity plan, compensation policy, equity award agreement or similar arrangement and any other legal remedies available to the Company. However, this Policy shall not provide for recovery of Incentive-Based Compensation that the Company has already recovered pursuant to Section 304 of the Sarbanes-Oxley Act or other recovery obligations.

XIII.	Successors

This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.

Ex B-7

Exhibit A

ACKNOWLEDGEMENT AND AGREEMENT

TO THE

EXECUTIVE OFFICER CLAWBACK POLICY

OF

BEAMR IMAGING LTD.

By signing below, the undersigned acknowledges and confirms that the undersigned has received and reviewed a copy of Beamr Imaging Ltd. Executive Officer Clawback Policy (the “Policy”). Capitalized terms used but not otherwise defined in this Acknowledgement Form (this “Acknowledgement Form”) shall have the meanings ascribed to such terms in the Policy.

By signing this Acknowledgement Form, the undersigned acknowledges and agrees that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned’s employment with the Company. Further, by signing below, the undersigned agrees to abide by the terms of the Policy, including, without limitation, by returning any Erroneously-Awarded Compensation (as defined in the Policy) to the Company to the extent required by, and in a manner permitted by, the Policy.

Signature

Name

Date

Ex B-8